UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

          Buenos Aires, March 28th, 2014

To

BUENOS AIRES STOCK EXCHANGE

Sarmiento 299

ARGENTINE SECURITIES COMMISSION

25 de Mayo 175

Issuer Department

Re.:    Recent Development.Cancellation of our Notes repurchased out of the proceeds of the sale of our subsidiaries AESEBA and EMDERSA.

Dear Sirs,

I, in the name and on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“the Company”), and in compliance with applicable laws and regulations, hereby make you know that our Par Notes due 2017 and 2022 in an aggregate principal amount of US $133,611,000 have been duly cancelled.

The above mentioned Notes were those purchased at average market prices of 52.7% due to the sale of AESEBA and bonds held by the company and repurchased at market prices out of proceeds of the sale of EMDERSA group’s subsidiaries, as duly notified to the public from time to time.

Such notes were delivered to the trustee for cancellation thereof according to the provisions of the Indentures entered into on October 9, 2007 and October 25, 2010, respectively, among the Company, The Bank of New York, as trustee, co-registrar and paying agent, and Banco Río de la Plata S.A., as registrar, Argentine transfer and paying agent and trustee’s representative in Argentina.

Sincerely yours,

EDENOR S.A.

  By __________

  Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: April 1, 2014